02033836

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

Dated May 8, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a presentation issued by Statoil ASA on May 7, 2002, entitled "Satisfactory Performance in Challenging Markets".

STATOIL



SATISFACTORY PERFORMANCE IN CHALLENGING MARKETS

STATOIL

1ST QUARTER 2002

Disclaimer

STATOIL

This Presentation contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts in E&P Norway and International E&P, targets and margins; start-up dates for downstream activities; performance and growth targets; product prices, and expected exploration and development activities or expenditures, are forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; relevant governmental approvals; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Statoil is listed in Oslo with the ticker symbol STL

and in New York (NYSE) with the ticker symbol STO

Satisfactory performance in challenging markets

STATOIL



Net income
EBIT *
NOK bn
15.4
4.3
10.0
3.0
1Q 2001
1Q 2002

	1Q 2001	1Q 2002
EPS (adj)	NOK 2.19	NOK 1.39
EPS (adj)	USD 0.24	USD 0.16

- ✓ 28% increase in gas production on the NCS
- ✓ 40% increase in oil production internationally
- ✓ Lower oil and gas prices
- ✓ Weak downstream margins

* Earnings before interest and taxes

Change in EPS 1Q 01 vs 1Q 02

Statoil compared to other integrated oils


Statoil (37%)
-120%
-100%
-80%
-60%
-40%
-20%
0%

Source : Schroder Salomon Smith Barney, Statoil company data
Companies included: Amerada Hess, BP, ChevronTexaco, Conoco, ExxonMobil, Marathon Oil, Murphy, Norsk Hydro, Occidental, PetroCanada, Phillips, Shell, Statoil

Return on capital employed

Progress in underlying performance



Per cent
2004 target 12%*
Normalised
oil & gas prices *
3.2
6.4
18.7
19.9
17.6
10.3
18.2
9.8
Special items
1998
1999
2000
2001
1Q 02**

✔ Average 2001 downstream market conditions would have yielded 10.8% normalised ROACE

Capital employed = Equity (incl minority interest) + net interest-bearing debt
Return on capital employed = Net profit + net financial items after tax/average capital employed

*Based on USD 16/bbl (2000) for oil, and equivalent gas price, adjusted for special items
**Based on the 12 months to 31 March 2002

EBIT per business area

STATOIL


E&P Norway
International E&P
Natural gas
Manufact & Marketing
NOK bn
10
5
0
10.5
0.6
3.3
1.3
(0.2)
1Q 01
1Q 02
1Q 01
1Q 02
1Q 01
1Q 02
1Q 01
1Q 02

8

Oil and gas production

Record production in first quarter

STATOIL



1 000 boe/d
1 077
998
870
1 069
1 005
935
998
1 091
1 096
9
4
5
0
5
2
4
0
3
784
751
715
760
748
714
749
789
761
1Q 00
2Q 00
3Q 00
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
Oil
Gas

- ✓ 9% year-on-year growth
- ✓ 2002 forecast 1 030 000 boe/d
- ✓ 2004 target 1 120 000 boe/d

Statoil's equity oil and gas production. Deviations from lifted volumes are due to periodic over or underliftings. Oil volumes include condensate and NGL, but exclude royalty oil.

Production cost

First quarter shows positive development

STATOIL



USD/boe
3.4
3.1
2.9
2.6
1999
2000
2001
1Q 02*
2004T**
NOK/boe 26.4
27.1
26.3
23.6
-

✓ 1Q's seasonally high production drives unit production costs down

✓ Challenging 2004 target

* Based on the 12 months to 31 March 2002
** Production cost target

Net financial items 1Q 2002

STATOIL



NOK mill
Financial income
412
Currency
963
Financial expenses
(512)
Loss on securities
(57)
Net financial items
806

- ✓ Closing dollar exchange rates:
  - ✓ End 4Q 01: NOK 9.01
  - ✓ End 1Q 02: NOK 8.81
- ✓ Changes in tax regime affect tax treatment of net financial items

Debt to capital employed

Favourable financial position

STATOIL


Comfort zone
44%
43%
25%
39%
36%
1998
1999
2000
2001
1Q 02

- ✓ Gross interest-bearing debt NOK 40.2 bn
- ✓ Net interest-bearing debt NOK 31.6 bn*
- ✓ April tax payment of NOK 16.2 bn

Debt to capital employed ratio = Net interest-bearing debt/capital employed
* Adjusted for increase in cash for tax payment

FAS 133

STATOIL

FAS 133 – Accounting for derivative instruments and hedging activities

Accounting and reporting standard requiring that derivative instruments be recorded in the balance sheet as either an asset or liability measured at its fair value.

The standard requires that changes in the derivative's fair value be recognised currently in earnings unless specific hedge accounting criteria are met:

- ✓ **E&P Norway**
  Hedging (downside price protection) of certain crude production volumes through put options: **(NOK 0.3 bn)**

- ✓ **Natural Gas**
  Long-term UK gas sales agreement, pricing elements considered a derivative under FAS 133: **NOK 0.3 bn**

- ✓ **Manufacturing & Marketing**
  Price risk management related to short term inventories accounted for at fair market value. The corresponding physical short-term inventories are valued at the lower of cost and market price. **(NOK 0.3 bn)**

EBIT* – E&P Norway

STATOIL


NOK bn
10.8
9.2
12.7
14.1
10.5
10.6
11.3
6.9
7.1
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
Annually:
46.7
39.3

- ✔ 28% year-on-year growth in gas production
- ✔ Effect of production cuts about 24 000 bbl/d
- ✔ Oil prices down by 20%
- ✔ FAS 133 effect (NOK 0.3 bn)

* EBIT adjusted for special items

E&P Norway 1Q 02

STATOIL

- ✓ Production growth of 7.6% year on year, driven by record gas sales
- ✓ New oil discoveries close to existing infrastructure confirm possibilities for further area development
- ✓ NCS restructuring: Sold interests in Mikkel and Varg fields
- ✓ Government approval of Snøhvit development plan
- ✓ Statoil awarded two new operatorships in the North Sea Round

Development of the Norne area

STATOIL

- The Norne field started production in 1997
- Discoveries:
  - Svale discovered in 2000 and appraised in 2001
  - Falk discovered in 2000
  - Stær discovered in 1Q 2002
- Blåmeis prospect: exploration well planned for 2nd half of 2002
- Area development studies ongoing


8°00'
8°20'
66°15'
66°00'
Norne
Stær
Svale
Falk
Blåmeis

EBIT* – International E&P

STATOIL


NOK mill
313
415
250
(205)
556
216
125
(502)
256
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
Annually:
773 mill
395 mill

- ✓ 29% year-on-year increase in production
- ✓ Oil prices down by 18%
- ✓ Increased business development

* EBIT adjusted for special items

International E&P 1Q 02

E&P production and activity on the rise

STATOIL

- Girassol on plateau five months ahead of plan
- Sincor syncrude on the market
- Xikomba sanctioned
- Discovery in Mavacola 2 well in Angola



Norway
Russia
Western Europe
The Caspian
Iran
Mexico
Venezuela
Brazil
Western Africa
International core areas
Business development

EBIT* – Natural Gas

STATOIL



NOK bn
2.0
1.6
1.2
3.1
3.3
2.2
1.7
2.5
2.8
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
Annually:
7.9
9.6

- ✓ 38% year-on-year increase in volumes to 5.1 bcm
- ✓ Prices down by about 20%
- ✓ FAS 133 effect NOK 0.3 bn

* EBIT adjusted for special items

Natural Gas 1Q 02

STATOIL

- Record gas sale of 5.1 bcm in 1Q 02 confirms growth
- Statoil driving change to company based sales
- Dublin Bay Power Plant commenced trial operation
- Flexible infrastructure



Norne
Heidrun
Åsgard
Draugen
TJELDBERGODDEN
Åsgard Transport
Statfjord
Gullfaks
Troll
Oseberg
KOLLSNES
Frigg
Heimdal
KÅRSTØ
Sleipner
Statpipe
Draupner
ST. FERGUS
Ekofisk
Europipe II
Europipe I
Norpipe
EMDEN
Zeepipe
Franpipe
ZEEBRUGGE
DUNKERQUE

Natural gas volumes

Dry gas volumes sold per quarter 1999-2002



BCM
3.4
3.1
2.7
4
4.3
2.9
2.3
4.6
3.7
2.5
3.8
4.7
5.1
1Q 99
2Q 99
3Q 99
4Q 99
1Q 00
2Q 00
3Q 00
4Q 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
Annually: 13.1 BCM
14.1 BCM
14.7 BCM

Downstream market development

2001-2002

FCC refining margins



USD per barrel
8
7
6
5
4
3
2
1
0
(0.4bn)*
2002
2001
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Conventional shipping
Suez-max day rates



USD per day
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
(0.3bn)*
2002
2001
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Methanol prices



€ per tonne
300
250
200
150
100
50
0
(0.1bn)*
2002
2001
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Petrochemical margins



€ per tonne
180
160
140
120
100
80
60
40
20
0
(0.2bn)*
2002
2001
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

*Change in EBIT in NOK 1Q02 vs 1Q01

EBIT* – Manufacturing & Marketing

STATOIL



NOK bn
0.5
1.3
1.4
1.4
1.3
1.2
0.7
1.2
(0.2)
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02
Annually: 4.6 4.5

- ✓ Very weak margins
- ✓ Weak shipping market
- ✓ FAS 133 effect (NOK 0.3 bn)
- ✓ MoU to acquire Shell's retail network in the Baltic states
- ✓ Navion shuttle tanking agreement with Norsk Hydro

* EBIT adjusted for special items

Strong HSE commitment

Significant reduction in total injuries

Total recordable injury frequency



15
12
9
6
3
0
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02

Serious incident frequency



15
12
9
6
3
0
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02

2002 outlook

STATOIL

- ✓ Maintaining production target of 1 030 000 boe/day
- ✓ Gas sales growth on track – pursuing new gas sales opportunities
- ✓ Discoveries strengthen value creation in NCS core areas
- ✓ Pursuing international business development opportunities
- ✓ Efficiency improvements according to plan
- ✓ Oil prices and chemical market conditions improving

⇒ **Progress confirms 2004 targets**

STATOIL

FURTHER INFORMATION

GROUP

1ST QUARTER 2002

STATOIL

Key performance targets

Well on the way to delivering on 2004 targets

	2000	2001	1Q 02	[illegible]
✔ ROACE (at 16 USD/bbl, 2000)	9.2%	10.3%	9.8% (2)	**12%**
✔ Production (mill boe/d)	1 003	1 007	1 096	**1 120**
✔ Reserve replacement rate (1)	0.86	0.68	-	**> 1.00**
✔ F&D cost (USD/boe) (1)	8.2	9.1	-	**< 6.00**
✔ Production cost (USD/boe)	3.1	2.9	2.6 (2)	**< 2.80**
✔ Net debt to capital employed	25%	39%	36%	**40-45%**
✔ Dividend (% of adjusted net earnings)	-	41%	n/a	**45-50% (3)**

(1): 3-year average (2): Last 12 months (3): Over the cycle

23

Key figures

STATOIL

(NOK mill)

	1Q 2002	4Q 2001	1Q 2001
Total revenues	54 816	62 196	50 844
Total expenses	(44 835)	(52 723)	(35 401)
EBIT	9 981	9 473	15 443
Net income	3 005	2 605	4 328
Cash flow provided by operating activities	7 376	na	13 602
Cash flow used in investing activities	(4 029)	na	(2 722)
Return on capital employed	15.8%	17.6%	19.2%
Earnings per ordinary share (EPS)	1.39	1.20	2.19
Net debt/capital employed	38%	39%	18%

24

Income statement

STATOIL

(NOK mill)

	1Q 2002	4Q 2001	1Q 2001
Sales	54 935	60 614	50 694
Equity in net income of affiliates	(119)	33	148
Other income	(0)	1 549	2
Total revenues	**54 816**	**62 196**	**50 844**
Cost of goods sold	(32 209)	(36 681)	(22 636)
Depreciation, depletion and amortisation	(3 848)	(7 036)	(3 862)
Other operating expenses	(8 778)	(9 006)	(8 903)
Total expenses before financial items	**(44 835)**	**(52 723)**	**(35 401)**
EBIT	**9 981**	**9 473**	**15 443**
Net financial items	806	(682)	(758)
Income before income taxes and minority interest	**10 787**	**8 791**	**14 685**
Income taxes	(7 745)	(6 078)	(10 277)
Minority interest	(37)	(108)	(80)
Net income	**3 005**	**2 605**	**4 328**

25

Balance sheet

STATOIL

(NOK mill)

	31.03.2002	31.12.2001	31.03.2001
Cash and cash equivalents	7 516	4 395	16 452
Short term investments	7 332	2 063	10 865
Accounts receivable	24 677	26 208	27 557
Inventories	5 708	5 276	3 989
Other current assets	8 858	10 715	11 822
Total current assets	**54 091**	**48 657**	**70 685**
Property, plant and equipment	125 981	126 500	133 515
Other long term assets	23 763	24 538	23 492
Total assets	**203 835**	**199 695**	**227 692**
Short-term debt	6 061	6 613	2 560
Other short-term liabilities	56 049	51 583	61 624
Total current liabilities	**62 110**	**58 196**	**64 184**
Long-term debt	34 102	35 182	36 265
Other long-term liabilities	52 527	53 047	54 380
Total long-term liabilities	**86 629**	**88 229**	**90 645**
Minority interest	1 455	1 496	2 479
Total shareholders' equity	53 641	51 774	70 384
Total liabilities and shareholders' equity	**203 835**	**199 695**	**227 692**

Cash flow

STATOIL

(NOK mill)

	1Q 2002	4Q 2001*	1Q 2001
OPERATING ACTIVITIES			
Consolidated net income	3 005	17 245	4 328
Adjustments to reconcile net income to net cash flows provided by operating activities	2 372	21 471	8 268
Changes in working capital (other than cash)	1 999	457	1 006
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	**7 376**	**39 173**	**13 602**
INVESTING ACTIVITIES			
Additions to property, plant and equipment	(3 913)	(16 649)	(4 779)
Exploration expenditures capitalised	(197)	(765)	(236)
Investments and loans granted	(491)	(2 828)	0
Repayment of long-term loans granted and other long-term items	589	2 289	2 289
Proceeds from sales of assets	3	5 115	4
CASH FLOWS USED IN INVESTING ACTIVITIES	**(4 029)**	**(12 838)**	**(2 722)**
CASH FLOWS USED IN FINANCING ACTIVITIES	**(112)**	**(31 470)**	**(4 157)**
NET INCREASE IN CASH AND CASH EQUIVALENTS			
Effect of exchange rate changes on cash and cash equivalents	(114)	(215)	(16)
Cash and cash equivalents at beginning of year	4 395	9 745	9 745
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**7 516**	**4 395**	**16 452**

* Total year 2001

EBIT* and net income

STATOIL

High production and challenging downstream markets



EBIT
Net income
NOK bn
13.4
12.5
15.8
18.4
15.4
14.3
13.9
10.2
10.0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02

EPS adj 1.83 1.85 2.11 2.39 2.19 1.81 1.88 1.43 1.39 NOK/share

* Both EBIT and net income are adjusted for special items

28

Taxation – Norway

STATOIL

- ✓ **High Norwegian nominal tax rate – offshore**
  - ✓ Offshore tax regime - 78% (28% corporate tax and 50% special tax)
  - ✓ Onshore tax regime - 28%
- ✓ **Deductible against offshore tax:**
  - ✓ Straight-line tax depreciation over 6 years from investment start
  - ✓ Uplift (5% x 6 years) against special tax
  - ✓ Exploration costs expensed as incurred
  - ✓ Full tax consolidation on the NCS
  - ✓ Other taxes (carbon, area fees, royalty)
- ✓ **New allocation of net financial items effective 1.1.2002**
  - ✓ Net financial items are now allocated between offshore and onshore taxation on the basis of the remaining tax value of assets
- ✓ **This system provides:**
  - ✓ Competitive profitability after tax
  - ✓ Hedging characteristics
  - ✓ Reduced cost of capital

29

EBIT – Statoil group

STATOIL

Changes 1st quarter 2001 to 1st quarter 2002



NOK bn
15.4
10.0
1Q 01
Price
Volume
FAS 133
Other sales
Expenses
1Q 02

30

EBIT – Statoil group

STATOIL

Changes 4th quarter 2001 to 1st quarter 2002



NOK bn
10.2
9.5
10.0
4Q 01
Price
Volume
Other sales
FAS 133
Expenses
DD&A
1Q 02

31

Gross investment

STATOIL



Other
Manufacturing & Marketing *
Natural Gas
International E&P
E&P Norway **
NOK bn
28.7
40.4
22.0
17.4
4.1
1998
1999
2000
2001
1Q 02

*Excluding Borealis and Statoil Detaljhandel Skandinavia
**Acquisition of assets from Saga Petroleum totalled NOK 13.4 bn for 1999

32

Interest-bearing debt

STATOIL



Gross debt
Net debt
NOK bn
50.5
37.0
41.8
42.9
23.4
34.1
31.6
8.1
1999
2000
2001
1Q 02
1999
2000
2001
1Q 02

33

Exploration

Comparing costs and activity

STATOIL



NOK bn
3.8
4.3
2.3
3.0
2.4
3.5
2.9
2.7
0.3
0.4
1998
1999
2000
2001
1Q 02
E&P Norway exploration costs
E&P Norway exploration activity
International E&P exploration costs
International E&P exploration activity

34

Sensitivities

Effect on 1Q 02 result of changes in parameters

STATOIL



NOK mill
Oil price + USD 1/bbl
200
600
Gas price + 10%
100
500
Refining margins + USD 0.5/bbl
80
120
Exchange rate + 0.5 NOK/USD (Direct P&L effect)
150
600
Exchange rate + 0.5 NOK/USD (Balance sheet effect)
(1 200)
Exchange rate + 0.5 NOK/USD (Total P&L effect)
(1 000)
600
EBIT effect
Net income effect

35

STATOIL

FURTHER INFORMATION

SEGMENTS

1ST QUARTER 2002

STATOIL

Results

E&P Norway

(NOK mill)

	1Q 2002	4Q 2001	1Q 2001
Total revenues	**12 939**	**14 169**	**17 168**
Depreciation, depletion and amortisation	(2 892)	(3 822)	(2 831)
Exploration expenses	(168)	(750)	(201)
Total expenses	**(5 843)**	**(7 298)**	**(6 679)**
EBIT	**7 096**	**6 871**	**10 489**
Lifted oil, 1 000 boe/d (incl condensate and NGL)	666	743	734
Gas sales, 1 000 boe/d	330	305	257
Brent Blend (USD/bbl)	21.1	19.4	25.8
Oil price realised (USD/bbl)	20.6	19.3	25.9
Internal gas transfer price (NOK/scm)	0.38	0.45	0.46
Exchange rate NOK/USD	8.91	8.90	8.89

37

EBIT – E&P Norway

STATOIL

Changes 1st quarter year on year



10.5
7.1
NOK bn
1Q 01
Price
Volume
FAS 133
Cost of goods
Other
1Q 02

38

EBIT – E&P Norway

STATOIL

Changes 4th quarter to 1st quarter



6.9
7.1
NOK bn
4Q 01
Price
Volume
FAS 133
Depreciation
Exploration
Other
1Q 02

39

E&P Norway

Oil and gas production

STATOIL



1 000 boe/d
879
936
940
950
940
871
933
1 020
1 012
659
695
691
656
692
656
689
725
682
1999
2000
2001
2002e
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
Oil
Gas

Statoil's equity oil and gas production. Deviations from lifted volumes are due to periodic over or underliftings. Oil volumes include condensate and NGL, but exclude royalty oil.

40

E&P Norway

Oil and gas sales

STATOIL



1 000 boe/d
877
919
943
991
806
926
1 048
996
651
676
697
734
635
676
743
666
1999
2000
2001
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
Oil
Gas

Statoil's sold volumes of equity oil and gas. Deviations from produced volumes are due to periodic over or underliftings. Oil volumes include condensate and NGL, but exclude royalty oil.

41

Statoil production per field

STATOIL

Statoil operated

1 000 boe/day

Statoil-operated	Statoil share	Produced volumes 1st quarter		
		Oil	Gas	Total
Statfjord Unit	44.34%	86.5	18.4	105.0
Statfjord East	25.05%	8.2	1.1	9.3
Statfjord North	21.88%	9.1	0.6	9.7
Gullfaks	61.00%	145.7	29.0	174.7
Troll Gas	20.81%	9.8	94.5	104.2
Heidrun	12.43%	22.9	1.3	24.2
Norne	25.00%	46.5	1.9	48.4
Sleipner West	49.50%	26.5	70.2	96.6
Sleipner East	49.60%	24.5	69.9	94.4
Åsgard	25.00%	43.5	23.9	67.4
Veslefrikk	18.00%	5.8	0.1	5.9
Sygna	24.73%	9.5	0.0	9.5
Gungne	52.60%	5.5	0.0	5.6
Glitne	58.90%	23.0	0.0	23.0
Huldra	19.66%	3.4	6.4	9.9
		470	317	788

Statoil production per field

STATOIL

Partner operated

1 000 boe/day

Partner-operated	Statoil share	Produced volumes 1st quarter		
		Oil	Gas	Total
Oseberg Unit	14.00%	26.8	7.0	33.8
Oseberg South	18.22%	14.1	0.0	14.1
Oseberg East	14.00%	7.0	0.0	7.0
Troll Oil	20.81%	72.3	0.0	72.3
Snorre	14.40%	31.3	2.1	33.5
Varg	28.00%	4.2	0.0	4.2
Brage	12.70%	4.3	0.3	4.8
Visund	32.90%	12.7	0.0	12.7
Vigdis	28.22%	12.4	0.0	12.4
Ekofisk	0.95%	3.3	0.7	4.0
Tordis	28.22%	21.4	2.1	23.6
Murchison	22.22%	1.0	0.0	1.0
Frigg	12.16%	0.0	0.8	0.8
Sigyn	50.00%	0.0	0.0	0.0
Togi	20.81%	0.0	0.0	0.0
Heimdal	20.00%	0.5	0.0	0.5
Total partner-operated		**211**	**13**	**224**
Total production		**682**	**330**	**1012**
Overlift (underlift)		**(16)**	**0**	**(16)**
Sold volumes		**666**	**330**	**996**

Results

International E&P

STATOIL

(NOK mill)

	1Q 2002	4Q 2001	1Q 2001
Total revenues	1 230	**2 333**	**1 423**
Depreciation, depletion and amortisation	(337)	(2 393)	(320)
Exploration expenses	(94)	(465)	(43)
Total expenses	(974)	**(3 535)**	**(867)**
EBIT	256	**(1 202)**	**556**
Lifted oil, 1 000 boe/d (incl condensate and NGL)	72.5	55.3	60.0
Gas sales, 1 000 boe/d	4.8	6.5	9.0
Brent Blend (USD/bbl)	21.1	19.4	25.8
Oil price realised (USD/bbl)	20.0	20.4	24.5
Gas price (NOK/scm)	0.84	0.94	1.20
Exchange rate NOK/USD	8.91	8.90	8.89

44

EBIT – International E&P

Changes 1st quarter year on year

STATOIL



NOK bn
0.6
0.3
1Q 01
Price
Volume
Opex
Cost of goods
Depreciation
Exploration
Admin & bus. dev.
Other
1Q 02

45

EBIT – International E&P

STATOIL

Changes 4th quarter to 1st quarter



NOK bn
(1.2)
0.3
4Q 01
Price
Quantity
Opex
Cost of goods
DD&A
Exploration
Sales, admin, bus. dev.
Special items
Other
1Q 02

46

International E&P

STATOIL

Oil and gas production



1 000 boe/d
87
59
67
57
67
60
80
76
65
57
67
58
66
60
70
64
84
80
1999
2000
2001
2002e
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
Oil
Gas

Statoil's entitlement oil and gas production.
Entitlement oil includes condensate and NGL, but excludes royalty oil.

47

International E&P

STATOIL

Oil and gas sales



1 000 boe/d
88
59
67
57
65
58
69
60
64
55
62
57
62
55
77
73
1999
2000
2001
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
Oil
Gas

Statoil's sold volumes of entitlement oil and gas.
Entitlement oil includes condensate and NGL, but excludes royalty oil.

48

International E&P

STATOIL

Entitlement production per field

1 000 boe/day

Produced volumes	Statoil share	1Q 2001	2Q 2001	3Q 2001	4Q 2001	Total 2001	1Q 2002
Lufeng	75.00%	7.0	6.1	6.1	5.4	6.2	5.3
LL652	27.00%	2.8	2.6	2.7	2.4	2.6	2.5
Sincor	15.00%	5.3	4.2	4.9	7.6	5.5	7.6
Alba	17.00%	11.0	14.3	14.6	14.0	13.5	11.6
Dunlin	28.76%	3.9	4.1	3.9	3.5	3.8	3.6
Merlin	2.35%	0.7	0.7	0.6	0.5	0.6	0.2
Schiehallion	5.88%	5.3	5.4	5.5	5.5	5.4	5.5
ACG	8.56%	8.4	8.7	9.5	8.7	8.8	9.2
Siri	40.00%	11.8	11.5	10.4	8.6	8.6	13.2
Stine	45.71%			1.6	5.5	3.8	
Lulita	18.82%	0.4	0.4	0.3	0.3	0.3	0.1
Girassol	13.33%				2.1	0.5	20.7
Total oil		56.6	58.0	60.1	64.1	59.6	79.5
Jupiter (gas)	30.00%	8.6	9.1	5.4	6.3	7.4	4.8
Total		65.2	67.1	65.5	70.4	67.0	84.3

49

Results

Natural Gas

STATOIL

	1Q 2002	4Q 2001	1Q 2001
			(NOK mill)
Total revenues	6 936	6 300	6 787
Depreciation, depletion and amortisation	(144)	(142)	(193)
Total expenses	(4 115)	(3 847)	(3 503)
EBIT	2 821	2 453	3 284
Gas sales, 1 000 boe/d	356.6	321.6	256.5
Internal gas transfer price (NOK/Sm3)	0.38	0.45	0.46
External gas price (NOK/Sm3)		1.22*	1.22*

* Average gas price 2001

50

EBIT – Natural Gas

Changes 1st quarter year on year

STATOIL



NOK bn
3.3
2.8
1Q 01
Statpipe red.
Price
Volume
Opex
Cost of goods
FAS 133
Other
1Q 02

51

EBIT – Natural Gas

Changes 4th quarter to 1st quarter

STATOIL



NOK bn
2.5
0.0
2.8
4Q 01
Price
Volume
Opex
Cost of goods
FAS 133
Other
1Q 02

52

Results

Manufacturing & Marketing

STATOIL

(NOK mill)

	1Q 2002	4Q 2001	1Q 2001
Total revenues	**46 745**	**53 660**	**42 693**
Total expenses before financial items	**(46 932)**	**(52 416)**	**(41 360)**
Depreciation, depletion and amortisation	(396)	(564)	(438)
EBIT	**(187)**	**1 244**	**1 333**
Capacity utilisation Mongstad refinery (%)	92.9	92.1	88.7
Refining margins (FCC), USD/bbl	1.2	2.3	4.1
Capacity utilisation methanol (%)	103.0	102.7	103.2
Methanol price (EUR/tonne)	110	111	235
Sales crude oil (1 000 boe/d)	2 366	2 498	2 299
Petrochemical margin (EUR/tonne)	69	110	138
Exchange rate dollar (NOK/USD)	8.91	8.90	8.89

53

EBIT - Manufacturing & Marketing

STATOIL

Changes 1st quarter year on year



NOK bn
1.3
0.0
(0.2)
1Q 01
FAS 133
Oil sales & trading
Refining
Nordic Energy
Retail
Navion
Methanol
Borealis
1Q 02

54

EBIT - Manufacturing & Marketing

STATOIL

Changes 4th quarter to 1st quarter



NOK bn
1.2
0.0
(0.2)
4Q 01
FAS 133
Oil sales & trading
Refining
Nordic Energy
Retail
Navion
Methanol
Borealis
1Q 02

55

Crude price development

Brent Blend dated



Dated - USD/bbl
USD/bbl
38
36
34
32
30
28
26
24
22
20
18
16
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
2001
2002

56

Investor relations in Statoil

STATOIL

Mari Thjømøe	Vice president	thjomoe@statoil.com	+47 51 99 77 90
Svein H Skår	IR officer	shs@statoil.com	+47 51 99 49 31
Lars Troen Sørensen	IR officer	dlts@statoil.com	+47 51 99 42 01

Investor relations in the USA:

Thore E Kristiansen	Vice president	tekri@statoil.com	+1 203 978 6950

For more information: www.statoil.com/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Dated: May 8, 2002

By: Inge K. Hansen
Name: Inge K Hansen
Title: Chief Financial Officer